EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year Ended
	Dec. 28,	Dec. 30,	Dec. 31,	Jan. 1,	Jan. 2,
	2012	2011	2010	2010	2009
Earnings:
Income (loss) before income taxes	$6,730	$48,392	$49,325	$(18,177)	$20,517
Pretax credits	—	—	—	—	(162)
Fixed Charges:
Interest expense	$5,498	$5,539	$7,839	$9,930	$10,435
Capitalized interest	—	—	—	—	171
Discounts & deferred financing fees	12,557	11,389	10,680	10,106	9,583
Interest portion of rental expense	1,056	766	848	1,053	850

Total earnings and fixed charges	$25,841	$66,086	$68,692	$2,912	$41,394

Fixed Charges:
Interest expense	$5,498	$5,539	$7,839	$9,930	$10,435
Capitalized interest	—	—	—	—	171
Discounts & deferred financing fees	12,557	11,389	10,680	10,106	9,583
Interest portion of rental expense	1,056	766	848	1,053	850

Total fixed charges	$19,111	$17,694	$19,367	$21,089	$21,039

Ratio of earnings to fixed charges	1.4	3.7	3.5	0.1	2.0